UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 000-30514

ARC RESOURCES LTD.

(Exact name of registrant as specified in its charter)

1200, 308 4th Avenue S.W., Calgary, Alberta  T2P 0H7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 10, 2011	ARC RESOURCES LTD.
(Registrant)

	By:	signed: “David Carey”
David Carey
Senior Vice President, Capital Markets

INDEX TO EXHIBITS

EXHIBIT NUMBER	TITLE

99.1	Third Amendment to 2004 Note Agreement (April 27, 2004 Note Agreement)
99.2	Fourth Amendment to Uncommitted Master Shelf Agreement (December 15, 2005 Amended and Restated Uncommitted Master Shelf Agreement)
99.3	First Amendment to Amended and Restated Credit Agreement dated as of January 1, 2011
99.4	First Amending Amendment (May 27, 2010 Note Purchase Agreement)
99.5	First Amending Agreement (April 14, 2009 Note Agreement)
99.6	Share Option Plan — January 1, 2011
99.7	Notice of Change in Corporate Structure
99.8	Certificate and Articles of Amalgamation dated January 1, 2011
99.9	Bylaws dated January 1, 2011